UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 14, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI ISSUES CIRCULAR CONVENING A GENERAL MEETING**

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION



AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or "the Company")

Circular to shareholders

regarding:

a general authority for the provision of financial assistance by AngloGold Ashanti in terms of sections 44 and/or 45 of the Companies Act, 71 of 2008, as amended or replaced from time to time (the "Companies Act");

and incorporating:

– **a notice to shareholders in terms of section 45(5) of the Companies Act; and**

– **a form of proxy (for use by certificated shareholders and dematerialised "own name" shareholders only); or**

– **a CDI voting instruction form (for use by Australian holders of CHESS Depositary Interests); or**

– **a GhDS voting instruction form (for use by holders of Ghanaian Depositary Shares).**

JSE Sponsor	**Corporate Law Advisors**
	

Date of issue: 14 October 2011

This circular is available in English only. Copies are available from the registered office of AngloGold Ashanti and the share registrars at the addresses indicated on pages 4 and 5 of this circular.

ACTION REQUIRED BY SHAREHOLDERS

A General Meeting of shareholders will be held at **12:00 South African time on Wednesday, 16 November 2011**, in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa ("**General Meeting**").

IDENTIFICATION

Shareholders are entitled to attend, speak and vote at the general meeting. In terms of section 63(1) of the Companies Act, before any person may attend or participate in the General Meeting, that person must present reasonably satisfactory identification and the person presiding at the General Meeting must be reasonably satisfied that the right of the person to participate and vote at the General Meeting, either as a shareholder, or as a proxy for a shareholder, has been reasonably verified. Forms of identification include the presentation of a valid identity document, driver's licence or passport.

RECORD DATES, VOTING AND PROXIES

The board of directors of the Company ("Board") have determined, in accordance with sections 59(1)(a) and (b) of the Companies Act, that:

- the record date for the purposes of receiving notice of the General Meeting (being the date on which a shareholder must be registered in the Company's register of shareholders in order to receive notice of the General Meeting) shall be the close of business on **Friday, 7 October 2011**; and

- the record date for the purposes of participating in and voting at the General Meeting (being the date on which a shareholder must be registered in the Company's register of shareholders in order to participate in and vote at the General Meeting) shall be the close of business on the eighth business day prior to the date of the General Meeting, namely **Friday, 4 November 2011** ("**Record Date**")

A. If you have dematerialised your shares without "own name" registration:

- **Voting at the General Meeting**
  - If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP/broker and furnish them with your voting instructions.
  - If your CSDP/broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.
  - You must **not** complete the attached form of proxy.

- **Attendance and representation at the General Meeting**

  In accordance with the agreement between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the General Meeting in person, or if you wish to send a proxy to represent you at the General Meeting and your CSDP/broker will issue the necessary letter of representation for you or your proxy to attend the General Meeting.

B. If you have not dematerialised your shares or have dematerialised your shares with "own name" registration:

- **Voting, attendance and representation at the General Meeting**
  - You may attend and vote at the General Meeting in person.
  - Alternatively, you may appoint one or more proxies to represent you at the General Meeting by completing the attached form of proxy in accordance with the instructions it contains. It is requested that the form be lodged with or posted to the share registrars to be received by no later than **12:00 South African time on Friday, 11 November 2011**.

C. If you wish to dematerialise your shares, please contact your broker.

D. Lodging of voting instruction form:

  - Duly completed AngloGold Ashanti CDI voting instruction forms are to be received by the share registrars in Perth, Australia by **12:00 Perth time on Wednesday, 9 November 2011**.
  - In accordance with the AngloGold Ashanti Ghanaian Depositary shares ("GhDSs") Agreement, dated 26 April 2004, the Ghanaian Depositary will mail an appropriate notice, together with a voting instruction form, to holders of GhDS electing to receive same. Holders of GhDS may direct the Depositary via the voting instruction form to vote on their behalf in the manner such holders may direct.

E. ELECTRONIC PARTICIPATION:

  In compliance with the provisions of the Companies Act, AngloGold Ashanti intends to offer shareholders reasonable access through electronic facilities to participate in the General Meeting by means of a conference call facility. Shareholders will be able to listen to the proceedings and raise questions should they wish to do so and are invited to indicate their intention to make use of this facility by making application in writing (including details as to how the shareholder or its representative can be contacted) to so participate to the share registrars at the address set out on page 5 of this circular. The application is to be received by the share registrars at least ten business days prior to the date of the General Meeting, namely **12:00 South African time on Wednesday, 2 November 2011**. The share registrars will, by way of e-mail, provide information enabling participation to those shareholders who have made application. Voting will not be possible via the electronic facility and shareholders wishing to vote their shares at the General Meeting will need to be represented at the meeting either in person, by proxy or by letter of representation, as provided for in the Notice of Meeting.

TABLE OF CONTENTS

SALIENT DATES AND TIMES

	2011
Record date in order to receive notice of the General Meeting	Friday, 7 October
Last day to trade in order to vote at the General Meeting	Friday, 28 October
Last day to give notice to participate in the General Meeting electronically by 12:00 [1] on	Wednesday, 2 November
Record date in order to vote at the General Meeting	Friday, 4 November
Last day on which it is requested that forms of proxy be lodged for the General Meeting by 12:00 [1]	Monday, 14 November
General Meeting to be held at 12:00 on	Wednesday, 16 November
Results of General Meeting:	
– released on SENS on	Wednesday, 16 November
– published in the South African press on	Thursday, 17 November
Special resolution filed with CIPC on or about	Friday, 18 November

(1) All times shown are South African times, unless otherwise stated.

Shareholders are reminded that shares in companies listed on the JSE Limited can no longer be bought or sold on that exchange unless they have been dematerialised onto the Strate system. It is therefore suggested that certificated shareholders on AngloGold Ashanti's South African share register should consider dematerialising their shares and replacing them with electronic records of ownership. In this regard, shareholders may contact either their own broker or a preferred CSDP, details of which are available from Strate at queries@strate.co.za or telephone +27 11 759 5300 or fax +27 11 759 5505.

The dates and times in this circular are subject to change and any changes will be announced in the South African press and through SENS and other stock exchanges' news services. All times in this circular are South African local times unless otherwise stated.

INTRODUCTION AND PURPOSE

INTRODUCTION

The Companies Act (which replaced the Companies Act, 1973, as amended) came into operation on 1 May 2011 and introduced a number of new provisions with which South African companies will have to comply. Included in the new provisions is that financial assistance may not be provided by a company to a related or inter-related company or corporation, a member of a related or inter-related corporation or to a person related to any such company, corporation or member, including but not limited to for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued, by the company or a related or inter-related company, or for the purchase of securities of the company or a related or inter-related company unless, among other things, such financial assistance was approved either for a specific recipient or generally for a category of potential recipients and the specific recipients fall with that category, by a special resolution adopted within the previous two years.

PURPOSE

The Board consider it prudent and appropriate that the requisite approvals in terms of the Companies Act be obtained from shareholders as a matter of urgency in respect to the provision of financial assistance as set out in the introduction above.

Accordingly, a special resolution will be proposed for consideration by shareholders at the General Meeting as detailed in the Notice of General Meeting, which forms part of this circular.

It should be noted that no authority is being sought for any financial assistance to a director or a prescribed officer of the Company or of a related or inter-related company, or to any company or person related or inter-related to such director or prescribed officer as contemplated in section 45 of the Companies Act.

By order of the Board

Lynda Eatwell
Company Secretary

Johannesburg
South Africa

14 October 2011

CORPORATE INFORMATION

ANGLOGOLD ASHANTI LIMITED

Registration number 1944/017354/06
Place of incorporation: Republic of South Africa
Date of incorporation: 29 May 1944

DIRECTORS

Executive

M Cutifani ~ *(Chief Executive Officer)*
S Venkatakrishnan * *(Chief Financial Officer)*

Non-Executive

T T Mboweni § *(Chairman)*
F B Arisman #
R Gasant §
Ms N P January-Bardill §
W A Nairn §
Prof L W Nkuhlu §
F Ohene-Kena +
S M Pityana §

American   ~ Australian   * British
§ *South African*   + *Ghanaian*

COMPANY SECRETARY

Ms L Eatwell

OFFICES

JSE SPONSOR

UBS South Africa (Pty) Limited
64 Wierda Road East
Wierda Valley
Sandton 2196
(PO Box 652863, Benmore 2010)
South Africa
Telephone: +27 11 322 7000
Fax: +27 11 784 8280
Fax: +61 8 9425 4662

Registered and Corporate

South Africa

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 302 772190
Fax: +233 302 778155

UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

SHARE REGISTRARS

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana (and GhDS Depositary)

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR DEPOSITARY

The Bank of New York Mellon
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

CORPORATE LAW ADVISERS

South Africa

Edward Nathan Sonnenbergs Inc.
150 West Street
Sandton
Johannesburg 2196
(PO Box 783347, Sandton 2146)
South Africa
Telephone: +27 11 269-7600
E-mail: info@ens.co.za

AngloGold Ashanti website:

www.AngloGoldAshanti.com

STOCK EXCHANGE LISTINGS

ISIN: ZAE000043485

Stock Exchange	Type	Share code
JSE	Shares	ANG
LSE	Shares	AGD
NYSE`	ADSs	AU
ASX	CDIs	AGG
GhSE	Shares	AGA
GhSE	GhDSs	AAD
Euronext Paris	Shares	VA
Euronext Brussels	IDRs	ANG

GENERAL

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors & Media" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

5

AngloGold Ashanti

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given to the shareholders as at the record date of Friday, 7 October 2011 that a General Meeting of shareholders of AngloGold Ashanti will be held at 12:00 (South African time) on Wednesday, 16 November 2011, in The Auditorium at 76 Jeppe Street, Newtown, Johannesburg, South Africa, to consider and, if deemed fit, to pass, with or without modification, the following special resolution in a manner required by the Companies Act, as read with the JSE Limited Listings Requirements, which meeting is to be participated in and voted at by shareholders as at the record date of Friday, 4 November 2011:

SPECIAL RESOLUTION NO. 1

FINANCIAL ASSISTANCE TO SUBSIDIARIES AND OTHER RELATED AND INTER-RELATED PARTIES

"Resolved that, to the extent required by the Companies Act, the board of directors of the Company (the "Board") may, subject to compliance with the requirements of the Company's Memorandum of Incorporation, the Companies Act and the JSE Listings Requirements, each as presently constituted and as amended from time to time, authorise the Company to provide any direct or indirect financial assistance, including by way of lending money, guaranteeing a loan or other obligation, and securing any debt or obligation, or otherwise to any of its present or future subsidiaries, and/or to any other related or inter-related (as defined in the Companies Act) company or corporation, and/or to a member of a related or inter-related corporation, and/or to a person related to any such company, corporation or member, for any purpose or in connection with any matter, including, but not limited to, the subscription of any option, or any securities issued or to be issued by the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company, as contemplated in sections 44 and/or 45 of the Companies Act, for such amounts and on such terms and conditions as the Board may determine. This authority will expire at the earlier of the second anniversary of the date on which this special resolution is adopted, and the date of the annual general meeting ("AGM") of the Company to be held in 2013."

SHAREHOLDERS ARE REFERRED TO THE NOTICE TO SHAREHOLDERS IN TERMS OF SECTION 45(5) OF THE COMPANIES ACT SET OUT IN ANNEXURE 1 HERETO.

In terms of section 65(9) of the Companies Act, a 75% majority of voting rights exercised thereon by shareholders present or represented by proxy at the General Meeting is required for the approval of Special Resolution No. 1.

Explanatory note to Special Resolution No. 1:

Notwithstanding the title of section 45 of the Companies Act, being "Loans or other financial assistance to directors", on an interpretation thereof, the body of the section also applies to financial assistance provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, and to a person related to any such company, corporation or member.

Further, section 44 of the Companies Act may also apply to the financial assistance so provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, or a person related to any such company, corporation or member, in the event that the financial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company.

Both sections 44 and 45 of the Companies Act provide, *inter alia*, that the particular financial assistance must be provided only pursuant to a special resolution of shareholders, adopted within the previous two years, which approved such assistance either for the specific recipient, or generally for a category of potential recipients, and the specific recipient falls within that category and the board of directors is satisfied that: (i) immediately after providing the financial assistance, the Company would satisfy the solvency and liquidity test (as contemplated in the Companies Act); and (ii) the terms under which the financial assistance is proposed to be given are fair and reasonable to the Company.

As part of the normal conduct of the business of the Company and its subsidiaries or associates ("AngloGold Ashanti Group"), the Company, where necessary, usually provides guarantees and other support undertakings to third parties on behalf of its local and foreign subsidiaries and joint ventures or partnerships in which the Company or members of the AngloGold Ashanti Group have an interest. This is particularly so where funding is raised by the foreign subsidiaries of the Company, whether by way of borrowings or the issue of bonds or otherwise, for the purposes of the conduct of their operations. Previously, in terms of the Company's articles of association and the Companies Act, 61 of 1973, as amended, the Company was not precluded from providing the aforementioned financial assistance. The Company would like the ability to provide financial assistance, if necessary, also in other circumstances, in accordance with section 45 of the Companies Act. Furthermore, it may be necessary for the Company to provide financial assistance to any of its present or future subsidiaries, and/or to any related or inter-related company or corporation, and/or to a member of a related or inter-related corporation, and/or to a person related to any such company, corporation or member, to subscribe for options or securities of the Company or another company related or inter-related to it. Under the Companies Act, the Company will however require the special resolution referred to above to be adopted. It is difficult to foresee the exact details of financial assistance that the Company may be required to provide over the next two years. It is essential however that the Company is able to organise effectively its internal financial administration. For these reasons it is necessary to obtain the approval of shareholders as set out in Special Resolution No. 1.

It should be noted that this resolution does not authorise financial assistance to a director or a prescribed officer of the Company or any company or person related to such a director or prescribed officer.

NOTICE IN TERMS OF SECTION 45(5) OF THE COMPANIES ACT IN RESPECT OF SPECIAL RESOLUTION NO. 1 ("SECTION 45 NOTICE")

(a) At the General Meeting referred to in the Notice of General Meeting to which this section 45 Notice is attached, the Board will seek authority from the shareholders of the Company for it to provide, at any time and from time to time during the period that will expire at the earlier of the second anniversary of the date on which the relevant special resolution is adopted, and the date of the annual general meeting of the Company to be held in 2013, any direct or indirect financial assistance as contemplated in sections 44 and/or 45 of the Companies Act to any of its present or future subsidiaries, any other related or inter-related company or corporation, a member of a related or inter-related corporation and/or a person related to any such company, corporation or member.

(b) On 12 October 2011, the Board adopted a resolution authorising the financial assistance set out in the table attached as Annexure 2 ("**Financial Assistance Board Resolution**"), subject to the aforesaid special resolution being duly passed by shareholders.

(c) Section 45(5) of the Companies Act obligates the Company to provide written notice, *inter alia*, to all shareholders within 10 business days of the Board adopting a resolution to do anything contemplated in section 45(2), as is done in the aforesaid special resolution, where the total value of all loans, debts, obligations or assistance contemplated in that Board resolution, together with any previous such resolution during the financial year, exceeds one-tenth of 1% of the Company's net worth at the time of that resolution.

(d) As the total value of the financial assistance conditionally approved to be provided, in terms of the Financial Assistance Board Resolution, exceeds the threshold set out in paragraph (c), the requisite written notice is hereby provided.

FINANCIAL ASSISTANCE BOARD RESOLUTION

TABLE OF FINANCIAL ASSISTANCE

DESCRIPTION OF FINANCIAL ASSISTANCE

1. TROPICANA PROJECT

(i)	CONTRACT PARTIES	AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc. and/or any subsidiary of AngloGold Ashanti Holdings plc.
(ii)	DESCRIPTION OF FACILITY	Guarantee given by AngloGold Ashanti Limited on behalf of AngloGold Ashanti Holdings plc. and/or any subsidiary of AngloGold Ashanti Holdings plc. for the financing of the Tropicana Project for the duration of the project.
(iii)	VALUE	Up to A$600,000,000 (six hundred million Australian Dollars).
(iv)	EFFECTIVE DATE	As determined by the board of directors of AngloGold Ashanti Limited

2. ENVIRONMENTAL BONDS

(i)	CONTRACT PARTIES	AngloGold Ashanti Limited and AngloGold Ashanti (Colorado) Corp. and/or any subsidiary of AngloGold Ashanti (Colorado) Corp.
ii)	DESCRIPTION OF FACILITY	Guarantee given by AngloGold Ashanti Limited on behalf of AngloGold Ashanti (Colorado) Corp. and/or any subsidiary of AngloGold Ashanti (Colorado) Corp. for environmental bonds or obligations for a period of up to 5 (five) years.
(iii)	VALUE	Up to US$180,000,000 (one hundred and eighty million United States Dollars)
(iv)	EFFECTIVE DATE	As determined by the board of directors of AngloGold Ashanti Limited

3. DRC FUNDING

(i)	CONTRACT PARTIES	AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc. and/or any subsidiary of AngloGold Ashanti Holdings plc.
(ii)	DESCRIPTION OF FACILITY	Funding for exploration and development over a period of 2 (two) years
(iii)	VALUE	Up to US$600,000,000 (six hundred million United States Dollars)
(iv)	EFFECTIVE DATE	As determined by the board of directors of AngloGold Ashanti Limited

4. EXPLORATION AND RELATED COSTS

(i)	CONTRACT PARTIES	AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc. and/or any subsidiary of AngloGold Ashanti Holdings plc.
(ii)	DESCRIPTION OF FACILITY	Funding for exploration, pre-feasibility, feasibility and development and investment costs over a period of 2 (two) years
(iii)	VALUE	Up to US$600,000,000 (six hundred million United States Dollars)
(iv)	EFFECTIVE DATE	As determined by the board of directors of AngloGold Ashanti Limited

SUMMARY OF APPLICABLE RIGHTS ESTABLISHED IN SECTION 58 OF THE COMPANIES ACT, 2008, AS AMENDED ("COMPANIES ACT")

For purposes of this summary, the term "shareholder" shall have the meaning ascribed thereto in section 57(1) of the Companies Act.

1. At any time, a shareholder of a company is entitled to appoint any individual, including an individual who is not a shareholder of that company, as a proxy to participate in, speak and vote at a shareholders' meeting on behalf of the shareholder.

2. A proxy appointment must be in writing, dated and signed by the relevant shareholder.

3. Except to the extent that the Memorandum of Incorporation of a company provides otherwise:

    3.1 a shareholder of the relevant company may appoint two or more persons concurrently as proxies, and may appoint more than one proxy to exercise voting rights attached to different securities held by such shareholder; and

    3.2 a copy of the instrument appointing a proxy must be delivered to the relevant company, or to any other person on behalf of the relevant company, before the proxy exercises any rights of the shareholder at a shareholders' meeting.

4. Irrespective of the form of instrument used to appoint a proxy:

    4.1 the appointment of the proxy is suspended at any time and to the extent that the shareholder who appointed that proxy chooses to act directly and in person in the exercise of any rights as a shareholder of the relevant company; and

    4.2 should the instrument used to appoint a proxy be revocable, a shareholder may revoke the proxy appointment by cancelling it in writing, or making a later inconsistent appointment of a proxy, and delivering a copy of the revocation instrument to the proxy and the relevant company.

5. The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy's authority to act on behalf of the relevant shareholder as of the later of the date:

    5.1 stated in the revocation instrument, if any; or

    5.2 upon which the revocation instrument is delivered to the proxy and the relevant company as required in section 58(4)(c)(ii) of the Companies Act.

6. Should the instrument appointing a proxy or proxies have been delivered to the relevant company, as long as that appointment remains in effect, any notice that is required by the Companies Act or the relevant company's Memorandum of Incorporation to be delivered by such company to the shareholder must be delivered by such company to:

    6.1 the shareholder; or

    6.2 the proxy or proxies if the shareholder has in writing directed the relevant company to do so and has paid any reasonable fee charged by the Company for doing so.

7. A proxy is entitled to exercise, or abstain from exercising, any voting right of the relevant shareholder without direction, except to the extent that the Memorandum of Incorporation of the relevant company or the instrument appointing the proxy provide otherwise.

8. If a company issues an invitation to shareholders to appoint one or more persons named by such company as a proxy, or supplies a form of instrument for appointing a proxy:

    8.1 such invitation must be sent to every shareholder who is entitled to receive notice of the meeting at which the proxy is intended to be exercised;

    8.2 the Company must not require that the proxy appointment be made irrevocable; and

    8.3 the proxy appointment remains valid only until the end of the relevant meeting at which it was intended to be used, unless revoked as contemplated in section 58(5) of the Companies Act.

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AngloGold Ashanti

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or "the Company")

FORM OF PROXY

FOR USE ONLY BY ANGLOGOLD ASHANTI SHAREHOLDERS HOLDING SHARES IN CERTIFICATED FORM ("CERTIFICATED SHAREHOLDERS") AND ANGLOGOLD ASHANTI SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR SHARES AND WHOSE SHAREHOLDING IS RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CENTRAL SECURITIES DEPOSITARY PARTICIPANT ("CSDP") OR BROKER ("DEMATERIALISED "OWN NAME" SHAREHOLDERS") IN RESPECT OF THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 12:00 (SOUTH AFRICAN TIME) ON WEDNESDAY, 16 NOVEMBER 2011 IN THE AUDITORIUM, 76 JEPPE STREET, NEWTOWN, JOHANNESBURG, SOUTH AFRICA AND AT ANY ADJOURNMENT THEREOF ("GENERAL MEETING")

THIS FORM OF PROXY IS NOT FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR SHARES (AND WHOSE SHAREHOLDING IS NOT RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CSDP OR BROKER)

I/We _____

(Full name in BLOCK LETTERS)

of _____

(Address in BLOCK LETTERS)

being a shareholder(s) of the Company, holding [_____] ordinary shares/E ordinary shares
(delete whichever is not applicable)

in the Company, do hereby appoint:

1. _____ or, failing him/her,

2. _____ or, failing him/her,

3. the chairman of the General Meeting,

as my/our proxy to attend, speak and vote on my/our behalf at the General Meeting to be held in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, on 16 November 2011, at 12:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the special resolution to be proposed at such meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Special Resolution No. 1: **Financial assistance to subsidiaries and other related and inter-related parties**			

A certificated shareholder or dematerialised "own name" shareholder entitled to attend, speak at and vote at the General Meeting may appoint a proxy or proxies to attend, speak and vote at the General Meeting in his/her/its stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the General Meeting shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, and on a poll, shall have one vote for each share held or represented.

Signed at _____ on _____ 2011

Name in BLOCK LETTERS _____

Signature _____

(Initials and surname of joint holders, if any)

Please read the notes on the reverse side hereof

This form of proxy is not for use by holders of AngloGold Ashanti American Depositary Shares, CHESS Depositary Interests and Ghanaian Depositary Shares.

NOTES:

1. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the General Meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the foregoing will be deemed not to have been validly effected. The person present at the General Meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the General Meeting.
2. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy, if he is the Chairman of the General Meeting, to vote in favour of all resolutions at the General Meeting in respect of all the shareholder's votes exercisable at the General Meeting or if he or she is not the Chairman of the General Meeting, to vote or abstain from voting at the General Meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the General Meeting.
3. A proxy may not delegate his/her authority to act on behalf of the shareholder, to another person.
4. A vote given in terms of an instrument of proxy shall be valid in relation to the General Meeting, notwithstanding the death, insanity or other legal disability of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the proxy is given, unless an intimation as to any of the aforementioned matters shall have been received by the share registrars not less than twenty-four hours before the commencement of the General Meeting, or at any adjournment thereof.
5. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.
6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars of the Company in South Africa, the United Kingdom, Australia or Ghana.
7. A minor must be assisted by his/her parent/guardian and the relevant documentary evidence establishing his/her legal capacity must be attached to this form of proxy unless previously recorded by the share registrars of the Company in South Africa, the United Kingdom, Australia or Ghana.
8. When there are joint holders of shares, any one holder may sign this form of proxy.
9. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.
10. The Chairman of the General Meeting may reject or accept any form of proxy which is completed and/or received, otherwise than in accordance with these notes, provided that the Chairman is satisfied as to the manner in which the shareholder concerned wishes to vote.
11. The appointment of a proxy or proxies:
    - 11.1 is suspended at any time and to the extent that the shareholder chooses to act directly and in person in the exercise of any rights as a shareholder;
    - 11.2 is revocable in which case a shareholder may revoke the proxy appointment by:
        - 11.2.1 cancelling it in writing or making a later inconsistent appointment of a proxy; and
        - 11.2.2 delivering a copy of the revocation instrument to the proxy and to the Company.
12. It is requested that completed forms of proxy be returned to one of the undermentioned addresses by no later than 12:00 (South African time) on Monday, 14 November 2011:

Computershare Investor Services (Proprietary) Limited	Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa
Computershare Investor Services PLC	PO Box 82, The Pavilions, Bridgwater Road Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited	Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182, Perth, WA 6840) Australia
NTHC Limited	Martco House, Off Kwame Nkrumah Avenue PO Box K1A 9563 Airport, Accra Ghana

AngloGold Ashanti

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or "the Company")

CDI VOTING INSTRUCTION FORM

FOR COMPLETION BY HOLDERS OF CHESS DEPOSITARY INTERESTS IN THE COMPANY

Holders of CHESS Depositary Interests (CDIs) trading on the Australian Stock Exchange should use this form to direct CHESS Depositary Nominees Pty Limited how to vote on the special resolution to be considered at the General Meeting of the Company to be held on Wednesday, 16 November 2011 as detailed below. This Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying shares on your behalf. Please Note: Every 5 CDIs carries the right to one vote.

I/We

being a holder of [   ] CDIs, direct CHESS Depositary Nominees Pty Limited to vote for me/us in respect of all the CDIs held in my/our name at the General Meeting of the Company to be held in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Wednesday, 16 November 2011 at 12:00 (South African time) and at any adjournment thereof, as follows:

VOTING INSTRUCTION:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Special Resolution No. 1: **Financial assistance to subsidiaries and other related and inter-related parties**			

Notes:

1. All the votes need not be exercised, neither need all votes be cast in the same way but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. When there are joint holders of CDIs, any one holder may sign this Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing this Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the share registrars.
5. A minor must be assisted by his/her parent/guardian and the relevant documentary evidence establishing his/her legal capacity must be attached, unless previously recorded by the share registrars.
6. A proxy may not delegate his/her authority to act on behalf of the shareholder, to another person.
7. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
8. Completed Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840 by no later than 12:00 Perth, Australia, time on Thursday, 10 November 2011.

Signed at _____ on _____ 2011

Name in BLOCK LETTERS _____

Signature _____

(Initials and surname of joint holders, if any)

AngloGold Ashanti

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or "the Company")

GHDSS VOTING INSTRUCTION FORM

FOR COMPLETION BY HOLDERS OF GHANA DEPOSITARY SHARES IN THE COMPANY (GhDSs)

This Voting Instruction Form is to enable you to instruct NTHC Limited, as Depositary, how to vote on the resolution to be considered at the General Meeting of the Company to be held on Wednesday, 16 November 2011 as detailed below on your behalf. Please note: every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

I/We, _____ being the registered holder(s)

of [_____] GhDSs direct NTHC Limited to vote for me/us in respect of all the GhDSs held in my/our name at the General Meeting of the Company to be held in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa on Wednesday, 16 November 2011 at 12:00 (South African Time) and at any adjournment thereof, as follows:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Special Resolution No. 1: **Financial assistance to subsidiaries and other related and inter-related entities**			

Notes:

1. The right to vote on the special resolution need not be exercised, neither need all the votes be cast in the same way but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.

2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.

3. In the case of joint holders of GhDSs, any one holder may sign this Voting Instruction Form.

4. Documentary evidence establishing the authority of a person signing this Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the Depositary.

5. A minor must be assisted by his/her parent/guardian and the relevant documentary evidence establishing his/her legal capacity must be attached, unless previously recorded by the Depositary.

6. A proxy may not delegate his/her authority to act on behalf of the shareholder, to another person. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.

7. Completed Voting Instruction Forms should be returned to NTHC Limited, Martco House, off Kwame Nkrumah Avenue (PO Box KIA 9563 Airport, Accra, Ghana by no later than 12:00 Ghana time on Thursday, 10 November 2011.

Signed at _____ on _____ 2011

Name in BLOCK LETTERS _____

Signature _____

(Initials and surname of joint holders, if any)

It is understood that, if this form is not signed and returned, the Depositary will not vote for the special resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 14, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary